# Offering Statement for
# Electus Global Education Co, Inc.

## (“Electus Global Education Co.,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

| | |
|---|---|
| **Paul Riss:** | paul@netcapital.com |

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ

materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   Electus Global Education Co, Inc.

   2601 East 7th Avenue

   Tampa, FL 33605

# Eligibility

2. **The following are true for Electus Global Education Co, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ***Name***
   Anna Grace Du Noyer

   ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 03/01/2024 | Present | Electus Global Education Co, Inc. | Chief AI, Ethics & Impact Officer |
| 09/01/2021 | 03/01/2024 | Fierce PR | Creative Director |

Anna is a leader in ethical AI, agentic systems, and global market strategies, dedicated to creating inclusive technologies that drive social impact, equitable education, and financial access. She is the strategic visionary behind the company's evolution and transition into a fully agentic, AI-First organization. She is the architect and inventor of Infiniti AI (Patent Pending). Her commitment to safety ensures our technologies remain a trusted, positive influence for young learners. Beyond her corporate leadership, Anna has advised the United Nations on equitable technology, serves as a regular BBC contributor, and previously led critical public initiatives as the Chair & Strategic Lead for the UK Government's Health Communications Collaborative during Covid-19. LinkedIn: https://www.linkedin.com/in/anna-grace-du-noyer/

***Name***
Edward Fulford

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/01/2025 | Present | Electus Global Education Co, Inc. | Chief Security Officer |
| | Present | The Sorrell College of Business at Troy Un | Assistant Professor |
| 06/01/2022 | 08/01/2025 | Global Payments Inc | Senior Business Information Security Officer |

A seasoned security executive, Ed has protected complex financial infrastructures for organizations like FIS Global, Worldpay, and The Coca-Cola Company. At Electus, he applies FinTech-grade security rigor, ensuring the platform is defended with world-class standards. His leadership guarantees top-tier oversight, proactive defense, and strict compliance to protect learners' data. LinkedIn: https://www.linkedin.com/in/edfulford/

***Name***
Jack Schoenthaler

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/22/2017 | Present | Electus Global Education Co, Inc. | Senior Vice President & Managing Partner |

Entrepreneur for 42 years in the fields of real estate, real estate development and industrial manufacturing. Career highlights include President of Michigan Composite, global manufacturer of high-density polyurethane structural foam for the marine industry and President of LifeStyle Builders and Ashworth Properties, building development companies generating over $70 million in annual revenues. LinkedIn: https://www.linkedin.com/in/jack-schoenthaler-7713a5148/

***Name***
Kamal Moumneh

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/07/2015 | Present | Electus Global Education Co, Inc. | Chief Innovations Officer |

35 years of entrepreneurship forming/building startups from the ground up, with one exit. History of designing, creating and patenting new products across various industries, including education and industrial sectors. Inventor of the patented Life Hub. Driving forward-thinking and innovations in youth financial and educational technologies. LinkedIn: https://www.linkedin.com/in/kamal-moumneh-28591187/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Kamal Moumneh

**Securities:** 101,296,506

**Class:** Common

**Voting Power:** 17.5%

### Jack Schoenthaler

**Securities:** 104,538,933

**Class:** Common

**Voting Power:** 18.0%

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company operates an AI-first educational technology (EdTech) and financial technology (FinTech) ecosystem called Life Hub Infiniti AI, designed to systematically build financial capability, entrepreneurship, and career readiness in youth. The Company's core mission is to address the systemic gap in real-world financial literacy and economic upward mobility through a scalable, multi-tenant Software-as-a-Service (SaaS) architecture. By deploying a comprehensive 360-degree earn-and-learn ecosystem, the Company connects financial education with practical, real-world utility, establishing a foundational infrastructure layer for youth financial capability. Historical Adoption and Institutional Deployment: The Company has successfully shifted from its foundational validation and Proof of Concept (POC) stage into a

dedicated scale and growth phase. This transition is backed by real-world deployment and user engagement over the past three years. Through intensive operational deployment, the Company has partnered with, validated its model across, and delivered measurable social impact to more than 50 schools, school districts, micro-schools, and youth organizations nationwide. This extensive institutional footprint has allowed the Company to stress-test its real-world educational content, user experience, and deployment mechanics under varied institutional frameworks. The data, user insights, and operational feedback accumulated from these 50+ institutional partners over the three-year period served as the empirical foundation for upgrading the Company's core assets. Technological Infrastructure: The AI-First Architecture Utilizing the insights gained from historical pilot distributions, the Company dedicated an intensive 15-month engineering cycle to completely rebuilding and re-engineering its flagship technology infrastructure. This initiative has successfully transitioned the Company's platform into a fully integrated, AI-first EdTech and FinTech infrastructure. The modernized platform leverages proprietary AI functionality to optimize learning paths, automate engagement, and deliver high-velocity scalability. By eliminating manual administrative overhead and localized delivery constraints, this cloud-native software architecture allows the Company to expand its user base while preserving deep, high-impact educational outcomes across diverse demographics. Dual-Channel Growth Strategy & Monetization Plans: To achieve its target user acquisition for 2026 and 2027, the Company is leveraging its proven B2B2C success while concurrently entering the Direct-to-Consumer (B2C) market for family households and homeschoolers.

Electus Global Education Co. currently has 18 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in Electus Global Education Co, Inc. speculative or risky:**
    1. Financial Sector & EdTech Regulatory Compliance and Minor Data Privacy Exposure Because the platform operates at the intersection of FinTech and EdTech for a youth demographic, it is subject to a complex, highly restrictive web of federal and state regulations. Educational interactions involving minors mandate strict adherence to laws such as the Children's Online Privacy Protection Act (COPPA) and the Family Educational Rights and Privacy Act (FERPA). Furthermore, connecting educational modules to "real-world financial utility" and transactional earn-and-learn mechanisms risks touching money transmission, banking, or financial advisory regulations depending on how funds or rewards are handled. Failure to strictly comply with youth data privacy rules—or an unforeseen data breach exposing minors' personal or financial data—could result in severe regulatory fines, immediate loss of institutional school district contracts, and catastrophic legal liability. Additionally, if state or federal regulators deem the Company's financial ecosystem mechanics to fall under payment

processing, banking, or securities regulations, the cost of regulatory compliance and licensing could escalate drastically, hampering operational scalability.

2. Intense Competition and Scalability Defensibility in Rapidly Evolving AI/EdTech Markets The EdTech and youth FinTech sectors are highly competitive, rapidly changing, and increasingly crowded with both well-funded venture-backed startups (e.g., Greenlight, Step) and legacy educational publishers integrating AI capabilities into their existing distribution channels. Despite the Company's initial footprint of 50+ institutional partners, its long-term enterprise value depends on building a defensible moat around its multi-tenant SaaS architecture and proprietary datasets. The Company may lack the capital resources and brand recognition of larger competitors to defend its market share, win state-wide school procurement tenders, or sustain heavy R&D spend. If larger competitors roll out similar AI-driven earn-and-learn platforms with bundled pricing, or if school districts opt for open-source AI solutions, the Company may face severe pricing pressure, compressed SaaS subscription margins, and an inability to achieve the market dominance required to sustain long-term profitability.
3. Dependency on B2B School Procurement Cycles and Budget Volatility The Company’s foundational revenue and validation rely heavily on institutional adoption across school districts, micro-schools, and youth organizations. Institutional EdTech procurement cycles are historically lengthy, complex, and tied to strict fiscal budgets and government grant funding (such as Title I or local ed-tech allocations). District sales often require multi-layered administrative approvals, school board sign-offs, and compliance checks that can delay revenue recognition by 6 to 12 months. If school districts face budget cuts, reallocate discretionary spending away from financial literacy programs, or experience delays in grant disbursements, the Company could see significant sales pipeline contraction. Furthermore, high turnover among school administrators and district decision-makers poses a churn risk, as new leadership may cancel existing software contracts or pivot to alternative vendors, threatening the Company's recurring B2B SaaS revenue stream.
4. Intellectual Property Protection and Proprietary Software Vulnerability The Company relies on proprietary software architecture, custom AI integration, and trade secrets to differentiate its multi-tenant EdTech/FinTech platform from competitors. However, the Company may not hold granted patents on its underlying codebase or AI workflows, relying primarily on copyright law, trademark protections, and non-disclosure agreements with employees and partners. Defending proprietary technology in the software space can be difficult and expensive. Former employees, contractors, or competitors could reverse-engineer the "earn-and-learn" mechanics or deploy similar AI-driven educational workflows without infringing on formal IP. If a competitor successfully replicates the core feature set or if the Company fails to adequately protect its trade secrets, the platform's competitive moat could be eroded, diminishing its long-term enterprise valuation.
5. Over-Reliance on Proprietary AI Integrity, Algorithmic Bias, and Generative Hallucinations The platform relies heavily on automated, proprietary AI functionality to drive core user experiences, optimize learning pathways, and automate customer engagement without human intervention. AI-driven educational and financial platforms face inherent risks related to algorithmic bias, hallucinated or inaccurate financial advice, and automated logic errors in dynamic content generation. Providing inaccurate, outdated, or flawed financial guidance to youth users could lead to severe consumer pushback, loss of institutional accreditations, and legal liability from parents or educational oversight bodies. Moreover, if the underlying AI models depend on third-party foundational LLM APIs (e.g., OpenAI, Anthropic, or AWS), sudden changes in API pricing, terms of service, or model availability could erode gross margins or disrupt backend functionality, forcing expensive, unplanned engineering pivots.
6. Risk Related to Early Bird Discount: The Company is offering shares at an initial “early bird” price of $0.06 per share. The early bird discount will apply only to investment commitments accepted by the intermediary before the date of October 16, 2026 and no later than 5:00 p.m. Eastern Time. After that is reached, the Company expects the intermediary to update the offering price to $0.09 per share as promptly as practicable, and no later than 5:00 p.m. Eastern Time on the next business day. Investors who invest after the early bird discount period ends will pay a higher price per share than investors

who invested during the early bird discount period. As a result, for the same investment amount, later investors will receive fewer shares than investors who purchased shares at the $0.06 per share price.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner,

may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser’s economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing

on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Electus Global Education Co, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The purpose of this offering is to provide additional capital to expand the Company's B2B2C and direct-to-consumer customer acquisition efforts, continue development and enhancement of Life Hub, Infiniti AI and

related technology and automation, and support general operations, customer success and customer support.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| Intermediary Fees | $490 | $60,515 |
| Sales, Marketing & Customer Acquisition | $9,510 | $575,000 |
| Technology & AI Enhancements | $0 | $225,000 |
| General Operating & Customer Support | $0 | $374,486 |
| **Total Use of Proceeds** | **$10,000** | **$1,235,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on Netcapital to purchase securities, both investors and Electus Global Education Co, Inc. must agree that a transfer agent, which keeps records of our outstanding Common (the "Securities"), will issue digital Securities in the investor’s name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor’s investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.06 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer’s Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common | 1,000,000,000 | 579,894,121 | Yes | |

## Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company’s bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you

may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable

terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

| | |
|---|---|
| **Creditor(s):** | BrightTorch Ventures, LLC |
| **Amount Outstanding:** | $250,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | March 31, 2031 |
| **Other Material Terms:** | The agreement requires payments based on a percentage of qualifying cash receipts once repayment conditions are met. No payments are required prior to March 31, 2026. The obligation matures on March 31, 2031. The agreement does not require fixed interest payments; rather, repayment is based on a revenue-sharing model. |

| | |
|---|---|
| **Creditor(s):** | Jack A. Schoenthaler |
| **Amount Outstanding:** | $60,000 |
| **Interest Rate:** | 8.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | The loan bears interest at 8% annually and repayment is contingent upon specified performance milestones. |

| | |
|---|---|
| **Creditor(s):** | Leo & Ruth Heid |
| **Amount Outstanding:** | $75,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated. Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date. |

| | |
|---|---|
| **Creditor(s):** | Sheryl & Michael Knight |
| **Amount Outstanding:** | $100,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated. Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date. |

| | |
|---|---|
| **Creditor(s):** | Dennis & Jackie Keiser |

| | |
|---|---|
| **Amount Outstanding:** | $20,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated. Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date. |

| | |
|---|---|
| **Creditor(s):** | Michael James & Megan Brooke |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated. Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date. |

| | |
|---|---|
| **Creditor(s):** | Judy Marie & John W. Alford Jr. |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 0.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Due to the contingent nature of repayment provisions, including milestone-based and revenue-based triggers, the timing of future principal and interest payments cannot be reasonably estimated. Accordingly, all debt has been classified as long-term as of December 31, 2025 and 2024, as no amounts are contractually due within one year of the balance sheet date. |

25. **What other exempt offerings has Electus Global Education Co, Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **any director or officer of the issuer;**
2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Jack A. Schoenthaler | Managing Partner | Debt | $60,000 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Electus Global Education Co., Inc. is a for-profit corporation organized under the laws of the State of Florida. The Company develops and provides technology-driven educational and financial empowerment solutions for students, schools and youth-focused organizations. For the year ended December 31, 2025, revenue decreased by $8,087 to $32,937 from $41,024 for the year ended December 31, 2024. Cost of sales increased to $23,164 from $1,487, resulting in gross profit of $9,773 for 2025 compared with $39,537 for 2024. Operating expenses increased to $519,634 in 2025 from $203,926 in 2024. The Company incurred a net loss of $524,639 for 2025 compared with a net loss of $225,449 for 2024, as restated. At December 31, 2025, the Company had cash of $196,159, current assets of $1,233,136 and current liabilities of $161,256, resulting in working capital of $1,071,880. However, current assets included approximately $999,000 of loans receivable from officers and shareholders and therefore the Company's reported working capital substantially exceeded its immediately available cash resources. In May 2026, these loans, together with additional advances and accrued interest, totaling $1,037,860, were settled through the surrender of 17,297,668 shares of the Company's common stock and did not result in the receipt of cash by the Company. At December 31, 2025, long-term debt was $555,000 compared with $508,000 at December 31, 2024. The Company's BrightTorch Ventures revenue-based financing obligation was $250,000 at both dates and matures on March 31, 2031. As of July 2026, management estimated that the Company's existing liquid resources were sufficient to fund approximately six to eight months of operations without additional revenue or financing. In connection with preparation of the audited financial statements issued August 9, 2026, management also concluded that, taking into account anticipated continued financial support from founders and existing stakeholders, the Company had access to sufficient capital to support operations for at least one year from the issuance date of the financial statements. On February 28, 2026 the company increased its authorized share amount to 1,000,000,000. The offering price of $0.06 per share was established by the Company's Board of Directors in January 2026 and was not based on an independent appraisal or traditional measures of valuation such as book value or price-to-earnings ratios. The $0.06 per-share value was also used in connection with stock redemption transactions completed in May 2026 and the conversion of an outstanding convertible note in August 2026. Future valuations of the Company's common stock in connection with financings, stock issuances, repurchases or other corporate actions may be

determined by the Board of Directors based on the facts and circumstances existing at that time and may differ materially from the offering price.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    | | |
    |---|---|
    | **CPA Audit Report:** | auditreport.pdf |

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at**

**the time of the filing of this offering statement:**

1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
2. **places limitations on the activities, functions or operations of such person?**
3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

**If Yes to any of the above, explain:**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Electus Global Education Co, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following is the transcript of the video shown on the company's offering page: Hi, I'm Anna, Chief AI, Impact & Ethics Officer at Electus Education coming to you from Tampa. In the next couple of minutes, I want to share with you how we're rebuilding the way an entire generation learns, earns and gets ready for real life. AI and rapid automation are reshaping the global economy at an incredible pace. While schools focus on foundational learning, our kids need an extra bridge to the real world—one that connects technology, modern career paths, and practical financial management.

Today, young people face major gaps between what they learn in the classroom and the real-world skills needed to thrive in an AI-driven future. If we don't give them the modern tools to build that real-world capability today, we risk leaving an entire generation unprepared for tomorrow's economy. Enter Electus and our patented Life Hub Infiniti AI – a powerful life preparation engine. Life Hub is one of the first whole-child educational lifestyle platforms. Life Hub isn’t just another study tool or debit card app—it’s an all-in-one childhood operating system that brings Education, Money, Career, Play, and Family into a single platform. By engaging kids across these multiple dimensions of daily life, we believe this drives significantly longer usage, higher daily consistency, and deeper long-term retention than traditional single-use apps. Kids step into a three-hundred-and-sixty-degree, AI-powered immersive sandbox to complete life-relevant micro-learning tasks—spanning hundreds of topics like AI literacy, entrepreneurship, financial literacy, health, and real-world logic—and earn spendable cash paid directly onto their own Life Hub Visa Cards. By fusing behavioral psychology, holistic lifestyle pillars, and real-world income generation, we are giving kids real economic sovereignty before adult life hits. We aren't pitching a concept. We’re pitching proven organic adoption. Across more than fifty schools and youth organizations nationwide, learners have logged over fifty-five thousand hours of active engagement and completed more than one-hundred thousand micro-tasks. More importantly, we’ve created a high-retention fintech moat where learning directly drives card transaction velocity, saving and spending—injecting over one hundred and twenty-five thousand Dollars in cash earnings directly into kids’ hands to power local communities. This is validated product-market fit, and traction. And we didn't build this in isolation. We hold dual partnerships with Visa—integrating their world-class practical money and business skills directly into our platform – a global first. We are backed by the American Heart Association Social Impact Fund and were selected for the prestigious Plug and Play Visa Inclusive Fintech Accelerator last year. We’re a team of seasoned entrepreneurs, technologists, and impact obsessives—and we teamed up to take on some of the biggest life and economic squeezes facing young people today. We’re launching on Netcapital to supercharge rapid user acquisition - scaling existing business to business channels and expanding into the high-growth family and homeschool markets. We invite you to own a piece of the movement preparing kids for real life. Visit our Netcapital page and join us in building what we believe to be the next generation’s economic sovereignty.

The following documents are being submitted as part of this offering:

| | |
|---|---|
| **Governance:** | |
| **Certificate of Incorporation:** | certificateofincorporation.pdf |
| **Corporate Bylaws:** | corporatebylaws.pdf |
| **Opportunity:** | |
| **Offering Page JPG:** | offeringpage.jpg |
| **Financials:** | |
| **Additional Information:** | otherfinancial.pdf |

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer’s web site at: https://www.lifehubeducation.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.